EXHIBIT 99.1

China Xiniya Fashion Limited Reports 2014 Second Quarter Financial Results

XIAMEN, FUJIAN, China—(PR NEWSWIRE)—September 10, 2014—China Xiniya Fashion Limited ("Xiniya" or the "Company" NYSE:XNY), a leading provider of men's business casual apparel in China, today reported financial results for the second quarter of 2014. The consolidated financial statements and other financial information included in this press release have been prepared in conformity with International Financial Reporting Standards (“IFRS”).

The Company publishes its consolidated financial statements in Renminbi (“RMB”).

Second Quarter 2014 Highlights

•
Revenue during the second quarter of 2014 decreased by 9.5% to RMB201.7 million, as compared to RMB222.9 million in the second quarter of 2013, which is slightly above the prior guidance range of a decrease of 10% to 15%.

•	Gross margin was 27.0% in the second quarter of 2014 as compared to 28.5% in the second quarter of 2013.
•	Profit before taxation during the second quarter of 2014 increased by 21.1% to RMB18.4 million as compared to RMB15.2 million in the second quarter of 2013.
•	Net profit in the second quarter of 2014 increased by 47.8% to RMB13.3 million as compared to RMB9.0 million in the second quarter of 2013.
•	Earnings per ADS were $0.04 in the second quarter of 2014 as compared to $0.03 per ADS in the second quarter of 2013, which exceeded the prior guidance range of $(0.04) to $0.01 per ADS.
•
Xiniya’s network of authorized retailers had a net reduction of 93 retail outlets in the second quarter of 2014, consisting of 55 new retail outlets opened and 148 retail outlets closed. The total number of authorized retail outlets was 1,421 as of June 30, 2014.

Recent developments

•
The Company plans to hold its 2015 Spring/Summer Collection Sales Fair in Xiamen, Fujian Province in September 2014. During the sales fair, the Company’s distributors and authorized retailers will view the newest collections and place their orders. The Company will begin delivering the orders to its distributors primarily during the first half of 2015, upon which the distributors will then either deliver these products to their authorized retailers or sell them in their own retail outlets.

•
The Company placed new billboard advertisements across 22 provinces during the second quarter of 2014. These billboards are intended to enhance brand awareness of the Company’s products and are specifically targeted at travelers and prospective authorized retailers.

Chairman’s statement

“The ongoing downturn in China’s menswear industry and intense competition continued to impact our financial results during the quarter,” commented Mr. Qiming Xu, Xiniya’s Chairman and Chief Executive Officer. “Despite these challenges, we were able to slightly beat guidance and increase net profit by 47.8% year-over-year while generating positive cash flow from operations. While we don’t expect to see the market improve in the short-run, we are actively working on implementing a strategy to adjust our business model to this new market environment in order to ensure the long-term sustainability of our business and brand.”

“I believe that companies with strong cash positions and a compressed business models will be the only ones able to survive in such a competitive environment. As such, we have devised a number of long-term and short-term initiatives to deploy our substantial cash position in a prudent and focused manner which I am confident will result in improved growth levels. In the short-term, we continue to implement a shop rack subsidy, place new billboard advertisements across 22 of China’s provinces and have extended additional credit terms first given to our selected five distributors during 2013 to all our distributors. Over the long-term, we plan to deploy our cash into specific areas of our business as we gradually implement a new compressed business model that takes into account the changing nature of the menswear market in China and shifts Xiniya from wholesale to retail. This new business model will not only increase the price competitiveness of our products, but will allow us to rapidly adapt to changing market conditions by directly managing retail outlets and leveraging the flow of information through shortened supply chains. As we move into the second half of the year, we will continue to invest our cash prudently and leverage our strategy to seize market opportunities and drive future growth.”

Second Quarter 2014 Results

Revenue for the second quarter of 2014 was RMB201.7 million, a 9.5% decrease from RMB222.9 million during the second quarter of 2013. The Company delivered approximately 1.19 million units to it’s distributors during the second quarter of 2014, compared with 1.27 million units during the second quarter of 2013. As of June 30, 2014, the Company had a total of 1,421 retail outlets. The table below sets forth the number of retail outlets by outlet type:

Outlet Type:	As of December 31, 2013	As of June 30, 2014
Company-operated flagship stores	1	1
Distributor-operated stores	99	96
Distributor-operated flagship stores	4	4
Distributor-operated retail website	1	1
Managed by authorized retailers	1,478	1,319
Total outlet count	1,583	1,421

Gross profit during the second quarter of 2014 was RMB54.4 million, a decrease from RMB63.6 million during the second quarter of 2013. Gross margin was 27.0% in the second quarter of 2014 as compared with 28.5% in the second quarter of 2013. The decrease in gross margin was primarily due to increased expenses associated with the research and development of the Company’s latest collection in order to improve its competitiveness and fashion appeal.

Interest and other income was RMB5.3 million in the second quarter of 2014 as compared to RMB4.5 million in the second quarter of 2013. The modest increase was mainly due to higher time deposits of RMB600 million placed with banks in the second quarter of 2014 as compared to time deposits of RMB390 million placed with banks during the same period last year.

Selling and distribution expenses were RMB34.4 million in the second quarter of 2014, a decrease from RMB44.4 million during the second quarter of 2013. The decrease was primarily due to a decrease of RMB5.5 million in rack expenses for authorized retailers, as well as a decrease in sales fair expenses and advertising expenditure.

During the second quarter of 2014, the Company paid for shop rack, signage, and various outlet-related accessories for 55 new retail outlets and refurbished 26 existing retail outlets, which included expanding floor space for 5 existing retail outlets, as compared to 55 new retail outlets and 78 refurbished retail outlets during the second quarter of 2013. The refurbishment of existing retail outlets is expected to upgrade the older retail store image, help attract new consumers, and improve the presentation of Xiniya’s products, all in an effort to enhance retail outlet sales in the future. These expenses were approximately RMB21.0 million, or 10.4% of revenue, in the second quarter of 2014, compared with RMB26.5 million, or 11.9% of revenue during the second quarter of 2013.

Administrative expenses were RMB7.0 million in the second quarter of 2014, a decrease from RMB8.4 million during the second quarter of 2013. The decrease was primarily due to reduction of office and other miscellaneous expenses during the second quarter of 2014.

Profit before taxation was RMB18.4 million in the second quarter of 2014, an increase from RMB15.2 million during the second quarter of 2013.

Income tax expense in the second quarter of 2014 was RMB5.0 million, a decrease from RMB6.3 million during the second quarter of 2013.

Profit after taxation for the second quarter of 2014 was RMB13.3 million, an increase from RMB9.0 million during the second quarter of 2013. Earnings per ADS were $0.04 in the second quarter of 2014, compared to $0.03 per ADS in the second quarter of 2013.

Financial Position

As of June 30, 2014, the Company had cash and cash equivalents of RMB959.6 million, and time deposits of RMB290.0 million held at banks with maturities of more than three months.

As of June 30, 2014, the Company had trade receivables of RMB264.9 million. The decrease in trade receivables was primarily due to an increase in collections from distributors in the first half of 2014.

Prepayments to suppliers are payments paid to contract manufacturers for orders received from distributors and authorized retailers during the sales fair. The increase in these prepayments to suppliers from December 31, 2013 is primarily due to payments for the Company’s 2014 Fall and Winter collection orders.

Deposits received from distributors are primarily related to payments made by distributors for orders placed with the Company. The increase in these deposits from December 31, 2013 is primarily due to prepayments received from these distributors for the Company’s 2014 Fall and Winter collection orders.

Conference Call

Xiniya will host a conference call and live webcast at 8 a.m. Eastern Daylight Time (EDT) on September 11, 2014, (8 p.m. Beijing time on the same day).

The toll free dial-in details for the live conference call are as follows:

- USA: 1 800 871 3110 or 1 888 700 7397
- China: 800 803 6017
- Hong Kong: 800 96 8899
- International access: +886 2 21928018
Participant PIN Code: 608061 #

A live webcast of the conference call will be available on: http://www.corpasia.net/cancast/us/index.php?id=usXNY_32&version=e

A telephone replay of the call will be available 2 hours after the end of the conference through September 18, 2014 at 8 a.m. EDT.

The dial-in details for the replay are as follows:

1.Dial the playback number： +886 2 33220777
2.Enter playback reference number：155379 #
3.Enter participant pin code：750605 #

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Exchange Rate Information

The United States dollar ($) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the certified exchange rate of $1.00 = RMB6.2036 on June 30, 2014 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into $ at that rate on June 30, 2014, or at any other date. The percentages stated are calculated based on RMB amounts.

About China Xiniya Fashion Limited

Xiniya is a leading provider of men's business casual apparel in China. The Company designs men's business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distribution network that includes 26 distributors. Its products are sold to consumers at over 1,400 authorized retail outlets owned and managed by third parties located in 22 provinces, four autonomous regions, and four municipalities in China. This retail network focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men's apparel brands do not have a significant presence. The Company's target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company's website at http://www.xiniya.com.

For additional information, please contact:

China Xiniya Fashion Limited
Mr. Chee Jiong Ng
Chief Financial Officer
Telephone: +86 1365 5939 932
Email: ngcheejiong@xiniya.com

Christensen

Ms. Linda Bergkamp
Phone: +1-480-614-3004 in U.S.A.
Email: lbergkamp@ChristensenIR.com

or

Mr. Christian Arnell
Telephone +86 10 5900-1548 in Beijing
email: carnell@christensenir.com

CHINA XINIYA FASHION LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in thousands, except per share and per ADS amounts)

	Three months ended June 30			Six months ended June 30
	2013	2014	2014	2013	2014	2014
	RMB	RMB	USD	RMB	RMB	USD

Revenue	222,925	201,715	32,515	444,091	406,306	65,495
Cost of sales	(159,338)	(147,313)	(23,746)	(312,698)	(291,435)	(46,978)
Gross profit	63,587	54,402	8,769	131,393	114,871	18,517

Interest and other income	4,496	5,287	852	8,715	10,521	1,696
Selling and distribution expenses	(44,433)	(34,355)	(5,538)	(61,329)	(54,772)	(8,829)
Administrative expenses	(8,414)	(6,959)	(1,121)	(17,191)	(16,083)	(2,593)
Profit before taxation	15,236	18,375	2,962	61,588	54,537	8,791
Income tax expense	(6,261)	(5,037)	(812)	(19,386)	(14,600)	(2,353)
Profit for the period	8,975	13,338	2,150	42,202	39,937	6,438

Other comprehensive income for the period:

Exchange differences on translation of financial statements of entities outside the mainland of the People’s Republic of China	(382)	(44)	(7)	(641)	695	112
Total comprehensive income for the period	8,593	13,294	2,143	41,561	40,632	6,550

Earnings per share - basic and diluted (in RMB)	0.04	0.06	—	0.19	0.18	—
Earnings per ADS – basic and diluted (in USD)	0.03	—	0.04	0.12	—	0.11

Weighted average shares outstanding in the period (‘000)	227,717	227,717	227,717	227,717	227,717	227,717
Weighted average ADS outstanding in the period (‘000)	56,929	56,929	56,929	56,929	56,929	56,929

One ADS represents four ordinary shares.

CHINA XINIYA FASHION LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands)

	As of December 31,	As of June 30,
	2013	2014	2014
	RMB	RMB	USD
		Unaudited	Unaudited
Assets
Non-current assets
Property, plant and equipment	9,303	7,252	1,169
Intangible assets	8,566	7,473	1,205
Deposit for land use right	8,854	8,854	1,427
Total non-current assets	26,723	23,579	3,801

Current assets
Cash and cash equivalents	806,467	959,579	154,681
Time deposits held at banks with maturity over three months	130,000	290,000	46,747
Trade receivables	580,337	264,903	42,701
Prepayments to suppliers	80,785	92,223	14,866
Inventories	32,042	35,881	5,784
Other receivables and prepayments	17,093	43,736	7,050
Total current assets	1,646,724	1,686,322	271,829

Total assets	1,673,447	1,709,901	275,630

Equity and liabilities
Equity
Share capital	77	77	12
Additional paid-in capital	519,077	519,077	83,673
Statutory reserve	122,615	122,615	19,765
Currency translation reserve	(20,150)	(19,455)	(3,136)
Retained earnings	878,567	918,962	148,134
Total equity	1,500,186	1,541,276	248,448

Current liabilities
Trade payables	25,594	40,330	6,501
Deposits received from distributors	99,900	106,400	17,151
Other payables and accruals	29,071	14,445	2,329
Current income tax payable	18,696	7,450	1,201
Total current liabilities	173,261	168,625	27,182

Total equity and liabilities	1,673,447	1,709,901	275,630

CHINA XINIYA FASHION LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands)

	Six months ended June 30
	2013	2014	2014
	RMB	RMB	USD
Cash flows from operating activities:
Profit before taxation	61,588	54,537	8,791
Adjustments for:
Depreciation of property, plant and equipment	2,559	2,091	337
Amortization of intangible assets	1,160	1,093	176
Loss on disposal of property, plant and equipment	971	—	—
Interest income	(7,516)	(9,976)	(1,608)
Foreign exchange gains	(655)	(751)	(121)
Share-based compensation	523	458	74
Operating profit before working capital changes	58,630	47,452	7,649
Decrease in trade receivables	119,160	315,434	50,847
Increase in prepayments to suppliers	(88,736)	(11,438)	(1,844)
Increase in inventories	(43,907)	(3,839)	(619)
Increase in other receivables and prepayments	(37,778)	(21,036)	(3,391)
(Decrease)/increase in trade payables	(23,945)	14,736	2,375
Increase in deposits received from distributors	32,400	6,500	1,048
Decrease in other payables and accruals	(21,710)	(14,626)	(2,357)
Cash (used in)/generated by operating activities	(5,886)	333,183	53,708
Income tax paid	(32,455)	(25,846)	(4,166)
Net cash (used in)/generated by operating activities	(38,341)	307,337	49,542
Cash flows from investing activities:
Increase in time deposits held at banks with maturity over three months	(70,000)	(160,000)	(25,792)
Acquisition of property, plant and equipment	(68)	(40)	(6)
Proceeds from VAT refund related to intangible assets	1,876	—	—
Interest received	3,772	4,369	704
Net cash used in investing activities	(64,420)	(155,671)	(25,094)

Net (decrease)/increase in cash and cash equivalents	(102,761)	151,666	24,448
Cash and cash equivalents at beginning of the period	1,096,103	806,467	130,000
Exchange gains on cash and cash equivalents	14	1,446	233
Cash and cash equivalents at end of the period	993,356	959,579	154,681